Exhibit (a)(5)(G)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

RICARDO MORANT, Individually and On Behalf of All Others Similarly Situated,	) )
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
NUPATHE INC., WAYNE P. YETTER,	)
ARMANDO ANIDO, MICHAEL COLA,	)
JAMES A. DATIN, WILLIAM J. FEDERICI,	)
RICHARD S. KOLLENDER, ROBERT P.	)
ROCHE, JR., BRIAN J. SISKO, ENDO	)
HEALTH SOLUTIONS INC., and DM	)
MERGER SUB INC.	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, for this Verified Class Action Complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.                                      This is a class action on behalf of the public stockholders of NuPathe Inc. (“NuPathe” or the “Company”) against the members of NuPathe’s Board of Directors (the “Board” or the “Individual Defendants”) to enjoin a proposed transaction announced on December 15, 2013 (the “Proposed Transaction”), pursuant to which NuPathe will be acquired by Endo Health Solutions Inc. (“Parent”) and Parent’s wholly-owned subsidiary, DM Merger Sub Inc. (“Merger Sub,” and together with Parent, “Endo”).

2.                                      On December 15, 2013, the Board caused NuPathe to enter into a definitive agreement and plan of merger (the “Merger Agreement”), pursuant to which Endo would commence a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of common stock of the Company for $2.85 per share, plus the contractual right to receive up to an additional $3.15 per share, payable under certain net sales milestones being achieved.

3.                                      The Proposed Transaction is the product of a flawed process that resulted in the Board’s failure to maximize stockholder value and deprives NuPathe’s public stockholders of the ability to participate in the Company’s long-term prospects. Furthermore, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to plaintiff and the Class (defined herein). Moreover, as alleged herein, NuPathe and Endo aided and abetted the Individual Defendants’ breaches of fiduciary duties.

4.                                      Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

PARTIES

5.                                      Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of NuPathe common stock.

6.                                      Defendant NuPathe is a Delaware corporation and maintains its principal executive offices at 7 Great Valley Parkway, Suite 300, Malvern, PA 19355. NuPathe is a specialty pharmaceutical company focused on innovative neuroscience solutions for diseases of the central nervous system, including neurological and psychiatric disorders. NuPathe’s common stock is traded on the NASDAQ GM under the ticker symbol “PATH.”

7.                                      Defendant Wayne P. Yetter (“Yetter”) has served as Chairman of the Board since July 2010. Yetter is a member of the Audit Committee.

8.                                      Defendant Armando Anido (“Anido”) has served as a NuPathe director and as Chief Executive Officer (“CEO”) since July 2012.

9.                                      Defendant Michael Cola (“Cola”) has served as a NuPathe director since December 2006. Cola serves as Chair of the Nominating and Corporate Governance Committee and is a member of the Compensation Committee.

10.                               Defendant James A. Datin (“Datin”) has served as a NuPathe director since October 2012. Datin is a member of Nominating and Corporate Governance Committee.

11.                               Defendant William J. Federici (“Federici”) has served as a NuPathe director since January 2011. Federici serves as Chair of the Audit Committee.

12.                               Defendant Ricahrd S. Kollender (“Kollender”) has served as a NuPathe director since October 2012 and previously served as a director from December 2007 to June 2011. Kollender serves as Chair of the Compensation Committee.

13.                               Defendant Robert P. Roche, Jr. (“Roche”) has served as a NuPathe director since July 2010. Roche is a member of the Audit Committee and the Compensation Committee.

14.                               Defendant Brian J. Sisko (“Sisko”) has served as a NuPathe director since October 2012. Sisko is a member of the Nominating and Corporate Governance Committee.

15.                               The defendants identified in paragraphs seven through fourteen are collectively referred to herein as the “Individual Defendants.” By virtue of their positions as directors and/or officers of NuPathe, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of NuPathe.

16.                               Each of the Individual Defendants at all relevant times had the power to control and direct NuPathe to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all NuPathe stockholders.

17.                               Each of the Individual Defendants owes fiduciary duties of loyalty, good faith,

due care, and full and fair disclosure to plaintiff and the other members of the Class. The Individual Defendants are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

18.                               The Company’s public stockholders must receive the maximum value for their shares through the Proposed Transaction. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are continuing to violate, the fiduciary duties they owe to plaintiff and the Company’s other public stockholders, due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

19.                               Defendant Parent is a Delaware corporation with its corporate headquarters located at 1400 Atwater Drive, Malvern, PA 19355.

20.                               Defendant Merger Sub is a Delaware corporation and is an indirect subsidiary of Parent.

CLASS ACTION ALLEGATIONS

21.                               Plaintiff brings this action as a class action, pursuant to Court of Chancery Rule 23, on behalf of himself and the public stockholders of NuPathe (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

22.                               This action is properly maintainable as a class action.

23.                               The Class is so numerous that joinder of all members is impracticable. As of November 11, 2013, there were approximately 31,329,179 shares of NuPathe common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

24.                               Questions of law and fact are common to the Class, including, among others:

a.                                      Whether defendants have breached their fiduciary duties owed to plaintiff and the Class; and

b.                                      Whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

25.                               Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

26.                               The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

27.                               Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

28.                               NuPathe is a specialty pharmaceutical company focused on neuroscience solutions for diseases of the central nervous system, including neurological and psychiatric disorders. NuPathe’s first commercial product was ZECUITY sumatriptan iontophoretic transdermal system (patch) (“Zecuity”), which was approved by the U.S. Food and Drug Administration (“FDA”) in January 2013 for the acute treatment of migraine with or without aura in adults. Zecuity provides relief of both migraine headache pain and migraine-related nausea and it is the first and only FDA-approved prescription migraine patch. Zecuity is a disposable, single-use, battery-powered patch applied to the upper arm or thigh during a migraine. Following application and with a press of a button, Zecuity initiates transdermal, bypassing the gastrointestinal tract. Throughout the four-hour dosing period, the microprocessor within Zecuity continuously monitors skin resistance and adjusts drug delivery accordingly to ensure delivery of 6.5 mg of sumatriptan, the most widely prescribed migraine medication, with minimal patient-to-patient variability.

29.                               In addition, the Company has a strong pipeline based on its biodegradable implant technology that allows it to deliver therapeutic levels of medication over a period of months with a single dose. NP201, for the continuous symptomatic treatment of Parkinson’s disease, utilizes a leading FDA-approved dopamine agonist and is being developed to provide up to two months of continuous delivery. NP202 is being developed to address patient noncompliance, a long-standing problem in the treatment of schizophrenia and bipolar disorder, by providing three months of continuous delivery of risperidone, an atypical antipsychotic. According to the Company’s website, beyond NuPathe’s current product pipeline, it intends to be a leader in the rapidly growing transdermal patch market with its active SmartRelief technology, delivering innovative solutions across a range of therapeutic areas.

30.                               On November 14, 2013, the Company issued a press release announcing its financial results for the third quarter ended September 30, 2013, as well as recent operational highlights. Among other things, the Company announced that it had progressed commercial manufacturing activities for Zecuity, including entering into a commercial supply and license agreement with LTS Lohmann Therapy Systems Corp. for the drug product in Zecuity, as well as significant progression of key process validation steps.

31.                               The Company also announced that in September, it initiated dosing of patients for a Phase 1 study of Zecuity in adolescents with a history of migraine attacks. This open label, single-dose study will assess the safety, pharmacokinetics, and tolerability of Zecuity in adolescent migraine patients, and is part of the Company’s post-marketing requirements.

32.                               Moreover, in September, the United States Patent and Trademark Office issued a notice of allowance for U.S. Patent application 13/407,434. This application relates to Zecuity’s two-stage iontophoretic delivery sequence to transdermally deliver sumatriptan. Once issued, this patent will provide additional protection for Zecuity and will be the sixth patent covering Zecuity to be listed in the FDA’s Orange Book.

The Proposed Transaction

33.                               Despite the Company’s prospects for future growth and success, the Company entered into the Merger Agreement on December 15, 2013, pursuant to which Endo would commence the Tender Offer to acquire all of the outstanding shares of common stock of the Company for $2.85 per share, plus the contractual right to receive up to an additional $3.15 per share in contingent cash consideration payments, payable upon certain sales milestones of the Company’s Zecuity product being achieved. The Tender Offer is expected to expire the twentieth business day following the commencement date.

34.                               The parties have agreed that if, pursuant to Delaware General Corporation Law Section 251(h), after the purchase of the Company common stock tendered in the Tender Offer, Parent, Merger Sub, and their respective subsidiaries own at least fifty percent of the outstanding

Company common stock, then Endo will execute a short-form merger, which will not require the consent of the Company’s stockholders.

35.                               On December 16, 2013, NuPathe filed a Form 8-K with the SEC, attaching as Exhibit 2.1 the Merger Agreement.

36.                               To the detriment of the Company’s stockholders, the terms of the Merger Agreement substantially favor Endo and are calculated to unreasonably dissuade potential suitors from making competing offers.

37.                               For example, the Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a “No Solicitation” provision in Section 6.5(a) of the Merger Agreement that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals. Section 6.5(a) of the Merger Agreement states:

(a) The Company shall not, nor shall it authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate or encourage, or take any other action designed to, or which is reasonably expected to, facilitate, any Company Takeover Proposal, (ii) enter into any agreement with respect to any Company Takeover Proposal or (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate with, any proposal that constitutes, or is reasonably expected to lead to, any Company Takeover Proposal. The Company shall, and shall cause its Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any proposal that constitutes, or is reasonably expected to lead to, any Company Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished to any such Person.

38.                               Further, pursuant to Section 6.5(c) of the Merger Agreement, the Company must advise Endo, within twenty-four hours, of any proposals or inquiries received from other parties, including, inter alia, the identity of the party making the proposal and the material terms and conditions of the proposal. Moreover, the Company is required to keep Endo “fully and promptly informed of the status and material details (including any change to any material term thereof) of any such Company Takeover Proposal or inquiry” and must provide Endo “promptly after receipt or delivery thereof copies of all correspondence and other written material sent or provided to the Company.” Section 6.5(c) of the Merger Agreement states:

(c) In addition to the obligations of the Company set forth in Section 6.5(a) and Section 6.5(b), (i) the Company shall promptly advise Parent orally and in writing (and in any case within 24 hours) of any Company Takeover Proposal or any inquiry that is reasonably expected to lead to any Company Takeover Proposal, the material terms and conditions of any such Company Takeover Proposal or inquiry (including any changes thereto) and the identity of the Person making any such Company Takeover Proposal or inquiry and (ii) the Company shall (A) keep Parent fully and promptly informed of the status and material details (including any change to any material term thereof) of any such Company Takeover Proposal or inquiry and (B) provide to Parent promptly after receipt or delivery thereof copies of all correspondence and other written material sent or provided to the Company from any Person that describes any of the terms or conditions of any Company Takeover Proposal or inquiry. In addition, during the period from the date of this Agreement through the Offer Closing, the Company shall not terminate, amend, modify or waive any provision of any confidentiality agreement to which it is a party. During such period, the Company shall enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or of any state having jurisdiction.

39.                               Moreover, the Merger Agreement contains a highly restrictive “fiduciary out” provision permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances, and grants Endo a “matching right” with respect to any “Superior Proposal” made to the Company. Section 6.5(b) of the Merger Agreement provides:

(b) Neither the Company Board nor any committee thereof shall, (i) (A) withdraw (or qualify or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or qualify or modify in a manner adverse to Parent or Merger Sub), the adoption, approval, recommendation or declaration of advisability by the Company Board or any such committee thereof of this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt, approve or declare advisable, or propose publicly to recommend, adopt, approve or declare advisable, any Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) adopt, approve, recommend or declare advisable, or propose to adopt, approve, recommend or declare advisable, or allow the Company to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or is reasonably expected to lead to, any Company Takeover Proposal (other than a confidentiality agreement referred to in Section 6.5(a) pursuant to and in accordance with the limitations set forth therein). Notwithstanding the foregoing, at any time prior to the Offer Closing Date, the Company Board may make a Company Adverse Recommendation Change if a majority of the Company Board determines (after consultation with outside counsel) that failure to take such actions would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law; provided, however, that no such Company Adverse Recommendation Change may be made until after the second business day following Parent’s receipt of written notice (a “Company Notice of Adverse Recommendation”) from the Company advising Parent that the Company Board intends to take such action and specifying the reasons therefor, including the terms and conditions of any Superior Proposal that is the basis of the proposed action by the Company Board (it being understood and agreed that (x) any amendment to any material term of such Superior Proposal or (y) with respect to any previous Company Adverse Recommendation Change, any material change in the principal stated rationale by the Company Board for such previous Company Adverse Recommendation Change, shall, in the case of either (x) or (y), require a new Company Notice of Adverse Recommendation promptly (and in any case within 24 hours), at which point a new two business day-period shall commence). In determining whether to make a Company Adverse Recommendation Change, the Company Board shall take into account any changes to the terms of this Agreement proposed by Parent in response to a Company Notice of Adverse Recommendation or otherwise.

40.                               Further locking up control of the Company in favor of Endo is Section 8.2(c) of the Merger Agreement, which contains provision for a “Termination Fee” of $5 million, payable by the Company to Endo if the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties.

41.                               By agreeing to all of the deal protection devices, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful competing offers for the Company.

42.                                    The consideration to be paid to plaintiff and the Class in the Proposed Transaction is unfair and inadequate because, among other things, the intrinsic value of NuPathe is materially in excess of the amount offered in the Proposed Transaction.

43.                               The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings.

44.                               As a result, defendants have breached their fiduciary duties they owe to the Company’s public stockholders because the stockholders will not receive adequate or fair value for their NuPathe common stock in the Proposed Transaction.

COUNT I

(Breach of Fiduciary Duties against the Individual Defendants)

45.                               Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

46.                               As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of NuPathe’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance NuPathe’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public stockholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of NuPathe’s public stockholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of NuPathe; and (f) disclose all material information to the Company’s stockholders.

47.                               The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

48.                               As alleged herein, the Individual Defendants have initiated a process to sell NuPathe that undervalues the Company. In addition, by agreeing to the Proposed Transaction, the Individual Defendants have capped the price of NuPathe at a price that does not adequately reflect the Company’s true value. The Individual Defendants also failed to sufficiently inform themselves of NuPathe’s value, or disregarded the true value of the Company. Furthermore, any alternate acquiror will be faced with engaging in discussions with a management team and Board that are committed to the Proposed Transaction.

49.                               As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of stockholder value.

50.                               Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting the Board’s Breaches of Fiduciary Duties Against NuPathe and Endo)

51.                               Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

52.                               Defendants NuPathe and Endo knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, NuPathe provided, and Endo obtained, sensitive non-public information concerning NuPathe and thus had unfair advantages that are enabling it to acquire the Company at an unfair and inadequate price.

53.                               As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their NuPathe shares.

54.                               Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A.                                        Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;

B.                                        Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C.                                        In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D.                                        Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E.                                         Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F.                                          Granting such other and further relief as this Court may deem just and proper.

Dated: December 27, 2013		RIGRODSKY & LONG, P.A.

	By:	/s/ Seth D. Rigrodsky
Seth D. Rigrodsky (#3147) Brian D. Long (#4347) Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
302-295-5310

Attorneys for Plaintiff